NO ACT

PE
4-16-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



09011628

May 26, 2009

J. Robert Suffoletta
Wilson Sonsini Goodrich & Rosati
Professional Corporation
900 South Capital of Texas Highway
Las Cimas IV, Fifth Floor
Austin, TX 78746-5546

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 05-26-2009

Re: Microchip Technology Incorporated
Incoming letter dated April 16, 2009

Dear Mr. Suffoletta:

This is in response to your letter dated April 16, 2009 concerning the shareholder proposal submitted to Microchip Technology by Robert Dozor. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Conrad B. MacKerron
Director, Corporate Social Responsibility Program
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

May 26, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Microchip Technology Incorporated
Incoming letter dated April 16, 2009

The proposal relates to a report.

There appears to be some basis for your view that Microchip Technology may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of Microchip Technology's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Microchip Technology omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

William A. Hines
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

W&SGR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

900 South Capital of Texas Highway
Las Cimas IV, Fifth Floor
Austin, TX 78746-5546
PHONE 512.338.5400
FAX 512.338.5499
www.wsgr.com

April 16, 2009

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by As You Sow

Ladies and Gentlemen:

This letter is submitted on behalf of Microchip Technology Incorporated ("Microchip" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has received a stockholder proposal and supporting statement (together, the "Proposal") from As You Sow on behalf of Mr. Robert Dozor (the "Proponent") for inclusion in the proxy materials (the "2009 Proxy Materials") that the Company intends to distribute in connection with its 2009 annual meeting of stockholders (the "2009 Annual Meeting"). Enclosed with this letter are a copy of the Proposal, the cover letter dated March 10, 2009 accompanying the Proposal ("Proponent's Cover Letter") and other correspondence that the Company has exchanged with the Proponent relating to the Proposal.

For the reasons explained in further detail on Exhibit A hereto, the Company intends to omit the Proposal from its 2009 Proxy Materials. The Company believes that the Proposal may be properly omitted from its 2009 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f) because the Proponent has failed to satisfy the eligibility requirements of Rule 14a-8(b).

By copy of this letter and the enclosed materials, the Company is notifying the Proponent of the Company's intention to omit the Proposal from its 2009 Proxy Materials.

We respectfully request the concurrence of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action if the Company omits the Proposal from its 2009 Proxy Materials.

Please acknowledge receipt of this letter and the enclosed material by return email. If you have any questions, please do not hesitate to contact the undersigned at 512-338-5439.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



J. Robert Suffoletta, Esq.

Enclosures

cc: Ms. Kim van Herk, Microchip Technology Incorporated

Mr. Conrad B. McKerron
Director, Corporate Social Responsibility Program
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

Exhibit A

BASES FOR COMPANY'S INTENT TO OMIT STOCKHOLDER PROPOSAL

I. Summary of Proposal and Facts

On March 11, 2009, the Company received a letter, dated March 10, 2009, from As You Sow on behalf of Mr. Robert Dozor (the "Proponent") containing the following proposal (the "Proposal"):

> **Resolved**: Shareholders request that the Board of Directors prepare a sustainability report describing corporate strategies regarding climate change, specifically to reduce greenhouse gas emissions and addressing other environmental and social impacts such as toxics and recycling, as well as employee and product safety. The report, prepared at reasonable cost and omitting proprietary information, should be published by November 1, 2009.

Along with the Proposal, Proponent included a letter, dated March 5, 2009 (the "RBC Letter"), from the ostensible record holder of Proponent's stock, RBC Wealth Management ("RBC"), which purported to establish that the Proponent satisfied the eligibility requirements of Rule 14a-8(b). Upon review of the Proposal, the RBC Letter and Company stock records, the Company determined that the RBC letter failed to establish sufficient proof of eligibility in accordance with Rule 14a-8(b)(2) to the extent that the RBC Letter predated the date that the Proponent submitted the Proposal and RBC was not a record holder of any Company stock as further described below. Accordingly, the Company sent a letter dated March 24, 2009 (the "Company Letter") to the Proponent notifying the Proponent of the deficiencies of the RBC Letter and requesting proof that the Proponent's stock ownership satisfies the requirements of Rule 14a-8(b) in accordance with Rule 14a-8(f). The Proponent failed to respond and correct the deficiencies within 14 calendar days of receiving the Company Letter.

II. Analysis

Rule 14a-8(b)(1) requires, among other things, that, to be eligible to submit the Proposal, the Proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to the date on which the Proponent submitted the Proposal. In the case of a shareholder proponent who is not a registered holder (and who has not filed a Schedule 13G, Form 3, Form 4 and/or Form 5), Rule 14a-8(b)(2) provides that such shareholder must prove eligibility to the company by submitting a written statement from the "record" holder of the securities verifying that, at the time the shareholder submitted the proposal, the shareholder continuously held the securities for at least one year. The proponent must also include his own written statement that he intends to hold the securities through the date of the meeting of shareholders.

In the current case, the Proponent has failed to satisfy the requirements of Rule 14a-8(b)(2) because the Proponent has not submitted sufficient proof of eligibility. In particular, the RBC Letter, dated March 5, 2009, predates the date the Proposal was submitted by five (5) days. Therefore, the RBC Letter does not verify that the Proponent held the requisite number of securities for at least one year as of the date the Proponent submitted the Proposal. Specifically, the RBC Letter does not verify that the Proponent owned the Company's stock from March 6, 2009 through March 10, 2009. In Staff Legal Bulletin No. 14 (July 13, 2001), the Staff provided an illustration that directly parallels the deficiency of the Proponent's proof of ownership:

> (3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Further, the Staff has consistently viewed the failure to provide an appropriately dated letter from the record holder as a permissible basis on which to exclude a proposal pursuant to Rule 14a-8(f). See, e.g., The Home Depot, Inc. (February 10, 2009) (permitting exclusion where proponent submitted a proposal on November 27, 2008 and a broker letter verifying ownership dated October 30, 2008); McGraw Hill Companies, Inc. (January 28, 2008) (permitting exclusion where proponent submitted a proposal on November 19, 2007 and a broker letter verifying ownership dated November 16, 2007); Exxon Mobil Corporation (March 1, 2007) (permitting exclusion where proponent submitted a proposal on December 7, 2006 and a broker letter verifying ownership dated December 1, 2006); Milacron Inc. (December 21, 2004) (permitting exclusion where proponent submitted a proposal on September 15, 2004 and a broker letter verifying ownership dated July 2, 2004).

In addition, the Company searched its stockholder records following its receipt of the Proposal and could not locate either the Proponent or RBC as a record holder of the Company's Stock, although the Company did discover that RBC Capital Markets (United States) was a stockholder of record of the Company. Because the materials submitted failed to prove Proponent's eligibility in accordance with Rule 14a-8(b), the Company sent the Company Letter in accordance with Rule 14a-8(f). The Company Letter was sent via Overnight Federal Express on March 24, 2009 and was received by the Proponent on March 25, 2009 based on the tracking records of Federal Express. The Company Letter notified the Proponent of the deficiencies of the RBC Letter and requested proof that the Proponent's stockholdings satisfied the requirements of Rule 14a-8(b). In particular, the Company Letter notified the Proponent that the RBC Letter did not satisfy the requirement of a written statement from the record holder verifying that, *at the time the proposal was submitted,* Proponent continuously held the Company's securities for at least one year. Because the Proponent was not a record holder of Company stock, the Company

Letter also informed the Proponent that Proponent was required to submit a written statement from the proper record holder of Mr. Dozor's securities "verifying that, *at March 10, 2009*, Mr. Dozor had continuously held for at least one year at least $2,000 in market value or 1% of the outstanding number of shares of Common Stock of the Company." The Company Letter also stated that the required response should be postmarked or transmitted electronically within 14 calendar days of the date of receipt of the Company Letter. See Section C of Staff Legal Bulletin 14B of September 15, 2004.

Despite the Company sending the Proponent written notice of the procedural defects and explicitly informing him what would constitute appropriate proof of ownership in accordance with Rule 14a-8(b), the Proponent did not respond and correct the deficiencies within 14 calendar days of Proponent's receipt of the Company Letter as required by Rule 14a-8(f). In fact, although Proponent did contact the Company and the Company's counsel by telephone to discuss the Company Letter and the procedural defects, the Proponent never submitted any response to the Company Letter attempting to correct the deficiencies. Thus, the Proponent failed to prove his eligibility to submit a shareholder proposal in accordance with Rule 14a-8(b) and Rule 14a-8(f). On numerous occasions, the Staff has concurred with a company's omission of a shareholder proposal based on a proponent's failure to provide evidence of its eligibility pursuant to Rule 14a-8(b) and Rule 14a-8(f). See e.g., The Home Depot, Inc. (February 10, 2009); McGraw Hill Companies, Inc. (January 28, 2008); General Electric Company (December 31, 2008) (Staff concurred with the exclusion of the proposal because the proponent appeared not to have responded to the company's request for documentary support evidencing that the proponent has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)); Bank of America Corporation (December 31, 2007) (same); The Procter & Gamble Company (July 26, 2007) (same).

III. Conclusion

On the basis of the foregoing and on behalf of the Company, we respectfully request the concurrence of the Staff that the Proposal may be excluded from the Company's 2009 Proxy Materials for the 2009 Annual Meeting.

****


As You Sow
Planting Seeds for Social Change

311 California Street, Suite 510
San Francisco, CA 94104
T 415.391.3212
F 415.391.3245
www.asyousow.org

March 10, 2009

Mr. Steve Sanghi
Chief Executive Officer
Microchip Technology Inc.
2355 West Chandler Boulevard
Chandler, Arizona 85224-6199

Dear Mr. Sanghi:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent Robert Dozor, a shareholder of Microchip Technology stock. We are concerned that the company has not disclosed adequate information to shareholders on social and environmental issues.

Investors increasingly seek disclosure of corporate social and environmental practices because they are linked to shareholder value. We believe companies that are good employers, environmental stewards, and corporate citizens are more likely to generate stronger financial returns, better respond to emerging issues, and enjoy long-term business success. Companies increasingly recognize the links between sustainability performance and shareholder value. Information from corporations on greenhouse gas emissions and climate change policies is essential to investors as they assess the strengths of corporate securities in the context of climate change and the need for greenhouse gas emission reductions.

Microchip Technology has not previously responded to the Carbon Disclosure Project's annual survey used to report corporate carbon footprint and climate change mitigation. It also appears that the company has not produced a report on corporate social responsibility (CSR). The CSR or sustainability reporting process helps companies better integrate and gain strategic value from existing CSR efforts, identify gaps and opportunities, and set new CSR goals. CSR reporting has become a well-established practice for global companies large and small.

We are therefore submitting the enclosed shareholder proposal for inclusion in the 2009 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Proof of ownership and authority to act on behalf of Mr. Dozor is attached. A representative of the filer will attend the stockholder meeting to move the resolution as required.

We are glad to speak with you about our concerns and hope we can reach an agreement that will allow us to withdraw the proposal.

Sincerely,

Conrad B. MacKerron
Director, Corporate Social Responsibility Program

Enclosures



Microchip Technology - 2009

WHEREAS: Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to generate stronger financial returns, better respond to emerging issues, and enjoy long-term business success.

Mainstream financial companies are also increasingly recognizing the links between sustainability performance and shareholder value. Information from corporations on their greenhouse gas emissions and climate change policies is essential to investors as they assess the strengths of corporate securities in the context of climate change and the need for greenhouse gas emissions reductions.

Globally over 2,700 companies issued reports on sustainability issues in 2007 (www.corporateregister.com). As such, it is no surprise that Dell, IBM, and Hewlett-Packard have taken leadership roles in these areas through the publication of comprehensive sustainability reports that address their company's impacts with regards to greenhouse gas emissions, carbon reduction, toxics, and employee safety. In fact, these companies have provided detailed public assessments of existing emissions and made carbon reduction commitments. Microchip Technology however, lags behind its global industry peers on sustainability reporting, especially regarding key environmental issues such as climate change.

The information and communication technologies sector is estimated to contribute between 2-3% of total greenhouse gas emissions. As the industry continues to develop globally, this is set to increase further. Given the industry's large social and environmental footprint, we feel it is imperative that our company develop clear policies and programs that address the impacts of its operations on the environment and on society.

RESOLVED: Shareholders request that the Board of Directors prepare a sustainability report describing corporate strategies regarding climate change, specifically to reduce greenhouse gas emissions and addressing other environmental and social impacts such as toxics and recycling, as well as employee and product safety. The report, prepared at reasonable cost and omitting proprietary information, should be published by November 1, 2009.

SUPPORTING STATEMENT:
The report should include the company's definition of sustainability and a company-wide review of company policies, practices, and metrics related to long-term social and environmental sustainability. Taking early action to calculate emissions and prepare for standards could provide competitive advantage, while inaction risks exposing companies to regulatory and litigation risk and reputational damage.

We recommend that Microchip Technology use the Global Reporting Initiative's Sustainability Reporting Guidelines ("the Guidelines") to prepare the sustainability report and to use the Carbon Disclosure Project (CDP) as a means to specifically report on its greenhouse gas emissions and reduction efforts. The Global Reporting Initiative (www.globalreporting.org) is an international organization developed with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance on direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility. The Guidelines provide a flexible reporting system that allows the omission of content that is not relevant to company operations.



RBC Wealth Management

SRI Wealth Management Group
345 California Street
29th Floor
San Francisco, CA 94104

Toll Free: 866-408-2667
www.rbcfc.com/SRI

March 5, 2009

To Whom It May Concern,

This letter is to confirm that Robert Dozor is the beneficial owner of at least $2000 worth of Microchip Technology stock, and that these shares have been held continuously for at least one year. We expect these shares will be held through the date of the company's next annual meeting.

Sincerely,

Thomas W. Van Dyck, CIMA
Senior Vice President-Financial Consultant
SRI Wealth Management Group
RBC Wealth Management

fAX 415 391 3245

February 13, 2009

Mr. Conrad MacKerron
Director Corporate Social Responsibility Program
As You Sow Foundation
311 California St., Suite 510
San Francisco, CA. 94104

Dear Mr. MacKerron,

I hereby authorize As You Sow to file a shareholder resolution on my behalf at Microchip Technology.

The resolution asks the company's Board of Directors to prepare a sustainability report describing corporate strategies regarding climate change, specifically to reduce greenhouse gas emissions and addressing other environmental and social impacts such as toxics and recycling, as well as employee and product safety

I am the owner of more than $2,000 worth of stock that has been held continuously for over a year and will be held through the date of the company's next annual meeting.

I give As You Sow the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Robert Dozor

W&SGR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

900 South Capital of Texas Highway
Las Cimas IV, Fifth Floor
Austin, TX 78746-5546
PHONE 512.338.5400
FAX 512.338.5499
www.wsgr.com

March 24, 2009

VIA OVERNIGHT FEDERAL EXPRESS

Conrad B. MacKerron
Director, Corporate Social Responsibility Program
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

Re: Request for Substantiation of Eligibility to Submit Stockholder Proposal

Dear Mr. McKerron:

We write on behalf of our client Microchip Technology Incorporated (the "***Company***"). The Company is in receipt of the letter dated March 10, 2009 from As You Sow ("***As You Sow***"), on behalf of Robert Dozor, regarding the submission of a stockholder proposal regarding a sustainability report describing corporate strategies regarding certain environmental and social issues (the "***Proposal***") for inclusion in the proxy statement and form of proxy to be distributed in connection with the next annual meeting of the stockholders of the Company.

To be eligible to submit a proposal, Rule 14a-8(b) (the "***Rule***") promulgated under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), requires the stockholder proponent to have continuously held at least $2,000 in market value or 1% of the outstanding number of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. Also, the proponent must continue to hold those securities through the date of the meeting.

Since Mr. Dozor is not the record holder of shares of common stock of the Company, the Rule requires that he must demonstrate his eligibility in one of two ways. One way is to submit to the Company a written statement from the "record" holder of Mr. Dozor's securities (usually a broker or bank) verifying that, *at the time the proposal was submitted*, Mr. Dozor continuously held the securities for at least one year. The stockholder must also submit the stockholder's own written statement that the stockholder intends to continue to hold the securities through the date of the annual meeting of stockholders.

The Company acknowledges that a written statement from RBC Wealth Management ("***RBC***") dated March 5, 2009 (the "***RBC Letter***") was submitted with the Proposal. In addition, a search of the Company's stockholder records has indicated that RBC Capital Markets (United States) is a stockholder of record of the Company. However, the RBC Letter does not satisfy the requirement of a written statement from the record holder verifying that, *at the time the proposal was submitted*, Mr. Dozor continuously held the securities for at least one year since RBC is not the stockholder of record and the date of the RBC Letter preceded the date that the Proposal was submitted by five days.

Accordingly, please submit a written statement from the proper record holder on behalf of Mr. Dozor, verifying that, *at March 10, 2009*, Mr. Dozor had continuously held for at least one year at least $2,000 in market value or 1% of the outstanding number of shares of common stock of the Company.

In accordance with Rule 14a-8(f) of the Exchange Act, your response should be postmarked or transmitted electronically within 14 calendar days of the date of receipt of this letter. If the response is not submitted by the foregoing deadline, the Proposal will not be considered for inclusion in the Company's proxy materials.

Please note that, even if As you Sow substantiates Mr. Dozor's eligibility to submit the Proposal, the Proposal might raise other issues that form a basis for exclusion from the Company's proxy statement and form of proxy. In particular, even if the Proposal is properly submitted, the Company believes there is SEC no-action authority to exclude the Proposal from its proxy statement pursuant to one or more of the provisions of Rule 14a-8(i).

Sincerely,

WILSON SONSINI GOODRICH & ROSATI,
PROFESSIONAL CORPORATION



J. Robert Suffoletta

cc: Kim Van Herk,
Microchip Technology Incorporated